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Exhibit 21.1

Significant Subsidiaries

Name	State of Jurisdiction of Organization
EMC (Benelux) B.V.	Netherlands
EMC Global Holdings Company	Massachusetts
EMC Information Systems International	Ireland
RSA Security Inc.	Delaware
VMware, Inc.	Delaware

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  Exhibit 21.1